Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We have issued our report dated August 25, 2008, (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48 in 2007 and the adoption of Financial Accounting Standards No. 123(R) in 2006, and an explanatory paragraph relating to substantial doubt about Protalex, Inc.’s ability to continue as a going concern) with respect to the financial statements included in the Annual Report of Protalex, Inc. on Form 10-K for the year ended May 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Protalex, Inc. on Form S-l (File No. 333-136098, effective August 15, 2007) and Forms S-8 (File Nos. 333-130998, effective January 12, 2006; 333-130997, effective January 12, 2006; and 333-125919, effective June 17, 2005).

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania

August 25, 2008